Mail Stop 4561

February 18, 2009

Thomas J. Stallings
Chief Executive Officer
Easylink Services International Corporation
6025 The Corners Parkway, Suite 100
Norcross, Georgia 30092

Re: **Easylink Services International Corporation**
        Form 10-K for the fiscal year ended July 31, 2008
        Filed October 21, 2008
        Definitive Proxy Statement
        Filed November 26, 2008
        File No. 000-24996

Dear Mr. Stallings:

        We have reviewed the above-referenced filings and have the following comments.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 31, 2008

Item 1. Business

Pro Forma Financial Information, page 4

1.   We note your presentation of pro forma information to reflect the acquisition of
        ESC as of August 1, 2005. Please explain your basis for providing this
        presentation and explain why you believe that this presentation is appropriate.
        Also, tell us whether the pro forma information was prepared in accordance with

Article 11 of Regulation S-X. As part of your response, tell us how you considered providing supplemental discussion in your MD&A based on the pro forma financial information.

Item 2. Properties, page 18

2.   Please disclose the industry segment or segments, as reported in your financial statements, that use each of the properties described. See Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

3.   Please consider adding an introductory section or overview, which provides a balanced executive-level discussion that identifies the most important themes or other significant matters that management is primarily concerned with when evaluating your financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and Section III.A of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 30

4.   Consider providing enhanced disclosures that focus on the primary drivers of and other material factors necessary to an understanding of your cash flows as well as the reasonably likely impact on future cash flows. Also, tell us how you considered providing disclosure about day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. You should also disclose any known or reasonably likely cash requirements associated the prepayment obligations (i.e. Excess Cash Flows) on your Series A and Series B convertible notes. We refer you to Section IV.B of SEC Release No. 33-8350.

5.   We note from your disclosures on page 3 that you are subject to certain limitations and financial covenants in connection with the Series A and Series B convertible notes. Please explain to us what consideration you gave to disclosing the details of these covenants and your compliance with these covenants in your MD&A. Also, tell us how you considered disclosing the limitations and the impact of such limitations on your financial condition and liquidity. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release No. 33-8350.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 30

6.   In this section, you note that you are exposed to interest rate risk, but you don't
        provide quantitative disclosure regarding this risk in any of the three alternatives
        set forth in Item 305(a)(1) of Regulation S-K. Please advise. Furthermore, you
        state that you may be subject to foreign exchange rate risk in the future, at such
        time as the portion of your revenue from foreign sources increases, but elsewhere
        in your report you indicate that 28% of your revenue is currently generated from
        international customers. Accordingly, please advise why you have not provided
        quantitative disclosure regarding foreign exchange rate risk in your report.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies and Procedures

Reclassifications, page F-10

7.   We note that you reclassified certain customer and technical service costs from
        cost of services to general and administrative expense for the fiscal years ended
        July 31, 2007 and 2006. Please tell us more about the nature of these expenses
        and why you have subsequently determined that these costs have no direct
        relationship to generating revenue. Explain whether you believe that these
        reclassifications represent corrections of errors and tell us how you concluded that
        restatement of your financial statements was not required. Provide us with your
        SAB 99 analysis, including the specific quantitative and qualitative factors you
        considered in assessing the materiality of the reclassifications.

Revenue Recognition, page F-11

8.   We note that your arrangements appear to include multiple elements. Please
        explain to us how you have considered EITF 00-21. As part of your response, tell
        us how you determine units of accounting and allocate value to the deliverables.

9.   We note from your disclosures that implementation fees are recognized over the
        life of the subscription period. Please tell us the life of the subscription period
        over which you recognize the implementation fees and explain how you consider
        customer renewals in determining the life of a subscription period. As part of
        your response, tell us how you considered the guidance in footnote 39 of SAB
        Topic 13.

Note 9. Stockholders' Equity, page F-25

10.   Tell us how you considered providing a description of the significant assumptions
        used to estimate the fair value of stock option grants. Refer to paragraph
        A240(e)(2) of SFAS 123(R).

Note 10. Income Taxes, page F-27

11.   We note that you released a portion of your valuation allowance in 2008. Please
        describe, in reasonable detail, the nature of the positive and negative evidence that
        you considered when assessing the likelihood of realizing the deferred tax assets
        and indicate how the positive and negative evidence was weighted. See
        paragraph 20 through 25 of SFAS 109. Also, tell us how you determined the
        amount of the valuation allowance that was released.

Note 11. Indebtedness, page F-30

12.   We note that you issued warrants and additional investment rights in connection
        with the issuance of the Series A and Series B convertible notes. We also note
        that the interest rate on the notes adjusts based on the performance on your
        common stock. Explain how you considered whether the warrants, additional
        investment rights, and the interest rate adjustment meet the definition of a
        derivative or embedded derivative instrument. See SFAS No. 133. If these
        instruments represent derivatives, please provide us with an analysis of how you
        considered each of the criteria outlined in paragraphs 12 to 32 of EITF 00-19 to
        determine whether the instruments should be classified as liabilities or equity
        instruments.

Exhibits

13.   We note that you incorporate several documents by reference as exhibits pursuant
        to Rule 12b-32 under the Securities Exchange Act of 1934. Please be advised that
        any such incorporation of documents by reference as exhibits to your annual
        report is subject to Item 10(d) of Regulation S-K. Item 10(d) prohibits the
        incorporation by reference of any document on file with Commission for more
        than 5 years except for: (i) documents contained in a registration statement; or (ii)
        documents that you specifically identify by physical location by SEC file number
        reference. Please note that the following exhibits to your annual report
        incorporate by reference documents that have been on file with the Commission
        for more than 5 years and are not contained in a registration statement:

13.1. *Exhibit 3(i).3*

13.2. *Exhibit 4.2*

13.3. *Exhibit 10.4*

13.4. *Exhibit 10.6*

13.5. *Exhibit 10.8*

13.6. *Exhibit 10.9*

13.7. *Exhibit 10.10*

13.8. *Exhibit 10.11*

13.9. *Exhibit 10.13*

13.10. *Exhibit 10.14*

13.11. *Exhibit 10.16*

The documents listed in these exhibits may be incorporated by reference only if you identify each document by physical location by SEC file number reference. Alternatively, you may re-file the agreements.

14. We note that footnote reference 30 for exhibit nos. 10.25, 10.26, 10.27, 10.28 and 10.29 indicates that the agreements listed in these exhibits are incorporated by reference to your current report on Form 8-K, dated August 28, 2007, as filed on April 12, 2005. However, the agreements listed in these exhibits are dated April 1, 2008 and the Form 8-K referred to appears to have been filed on April 2, 2008. Please revise accordingly.

15. We note that the identification of the certifying individuals at the beginning of the certifications required by Rule 13a-14(a) under the Exchange Act also includes the title of the certifying individuals. Furthermore, you delete the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title and the above-quoted language should be included in paragraph 4(d).

Definitive Proxy Statement, filed November 26, 2008

Executive Compensation

Compensation Discussion and Analysis, page 14

16.   Your compensation discussion and analysis should provide significantly expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your compensation discussion and analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2007. Provide a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to their individual targets as well as any additional information pertaining to each individual's performance that the compensation committee considered in determining specific payout levels. See Item 402(b)(1)(v) of Regulation S-K.

17.   You state that you considered a peer group of technology companies in analyzing the appropriateness of executive compensation. In future filings, you should discuss the criteria that you used to select these companies, the extent to which you considered the comparative performance of these companies, and, if you did, how your performance compares to theirs. You should also state whether and to what extent you target your executive compensation to a specific percentile range in the peer group, and what percentage is actually reflected by the compensation you did pay.

18.   You state that cash bonuses are tied to your Company achieving a range of quantitative and qualitative objectives during the performance period. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved. Items 402(b)(2)(v) and (vi) of Regulation S K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. To the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

Option Exercises and Stock Vested for Fiscal Year Ended July 31, 2008, page 21

19.   You have not provided the table required by Item 402(g) of Regulation S-K, "Option Exercises and Stock Vested." A cross-reference to the table entitled "Outstanding Equity Awards at Fiscal Year End" is not responsive to this item. Please advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Chris Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief